Gulf Resources, Inc.
99 Wengchang Road, Chenming Industrial Park,
Shouguang City, Shandong, PR China 262714

September 13, 2011

Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Gulf Resources, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 16, 2011
Definitive Proxy Statement on Schedule 14A
Filed April 29, 2011
Form 10-Q for the Fiscal Quarter Ended March 31, 2011
Filed May 16, 2011
File No. 1-34499

Dear Mr. O’Brien:

Gulf Resources, Inc. (“We” or the “Company”) is submitting this correspondence via EDGAR in response to a comment letter issued by the Staff of the Securities and Exchange Commission (the “Commission”) on July 15, 2011 (the “Comment Letter”).  On July 29, 2011 we submitted our first response to the Comment Letter to the SEC (the July 29th Response”), which included responses to 29 of the 63 comments in the Comment Letter.  We are submitting responses to the other 34 comments herein.  In order to facilitate your review, we have restated and responded, to each of the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s Letter.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1. Business, page 1
Our Corporate History, page 1

Segment disclosure, page 6

2.  We note that 28% of your net revenue is related to your chemical product segment, yet you do not disclose the tonnage of material sold. Please disclose the quantity of material sold for your chemical product segment.

Response to Comment 2:

Please find the below table regarding the quantity of material sold for our chemical product segment.

Products	Year Ended December 31, 2010 Metric Tons	Year Ended December 31, 2009 Metric Tons
Oil and Gas Exploration Chemicals	22,484	21,532.1
Agricultural Intermediaries	2,946	1,422.0
Papermaking Intermediaries Chemicals	5,130	4,263.5
Total	30,560	27,217.6

Item 2. Properties, page 17

12.  Please forward to our engineer, as supplemental information and not as part of your filing, a copy of your certificate of land use rights and your most recent mining permits pursuant to paragraph (c) of Industry Guide 7 and Rule 12b-4 of Regulation 12B. This information should include the original and an English translated version. If possible please provide this information on a CD, formatted as Adobe PDF files.

If you wish to have this supplemental material returned, please make a written request with the letter of transmittal. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b). If there are any questions concerning the above request, please phone John Coleman, Mining Engineer at (202) 551-3610.

Response to Comment 12:

We confirm that we have forwarded to Mr. Coleman a copy of the original and an English translation of the most recent mining permit which was issued on July 10, 2011.  In addition we confirm that we have forwarded to the Staff’s engineer copies of the originals and English translations of the Company’s certificates of land use rights.

As disclosed in our Annual Report on Form 10-K for the year ended December 31, 2010, we hold government permits or operations permits and for each of our bromine factories.  However, we do not currently hold valid mining permits issued by the State Land and Resources Bureau for our Factories No. 5, 6, 7, 8 and 9.  We have already filed applications for these mining permits, however we are not able to confirm when such mining permits will be issued, if at all.

We have received a letter from the Shouguang Municipal State Land and Resources Bureau on March 10, 2011, stating that these five bromine factories “are permitted to continue with the mining and can operate in a standard manner and carry out mining activities in a reasonable way pursuant to the requirements of the relevant mineral resources authorities, and are free of any illegal acts of exceeding layer or boundary limits and any violations of relevant laws and regulations of the State.”

13.  We note that you do not have proven or probable reserves. Please tell us how your management team has made the determination that your operations have a sufficient supply of natural brine water to sustain your operations in the future.

Response to Comment 13:

Based on a December 2010 article from the Shouguang Bromine Professional Association, management believes that there is a sufficient supply of brine water to sustain the Company’s operations for an additional 50 years, or until 2060.  A translation of the article, which can be found at “http://www.sgxsxh.com/newshow.asp?id=549” is attached as Exhibit 13.

14.  We note your table on page 23 that provides information regarding your bromine production at each factory for each of the last three years. Please provide a similar table for your crude salt and chemical product segments.

Response to Comment 14:

Following is the requested disclosure regarding the Company’s crude salt and chemical product segments:

Crude Salt	2010			2009			2008
	Production	Sales	price	Production	Sales	price	Production	Sales	price
	(in tons)	(in tons)	(RMB/ton)	(in tons)	(in tons)	(RMB/ton)	(in tons)	(in tons)	(RMB/ton)
Factory No.1	9,460	9,382	260	9,911	19,737	213	9,900	9,200	239
Factory No.6	94,300	100,278	282	112,000	143,800	194	104,157	57,300	239
Factory No.7	156,100	146,373	300	195,318	180,347	172	N/A	N/A	N/A
Factory No.8	121,484	104,521	278	17,840	12,955	264	N/A	N/A	N/A
Factory No.9	30,300	9,882	310	N/A	N/A	N/A	N/A	N/A	N/A
Total	411,644	370,437		335,069	356,839		114,057	66,500

Chemical Products		2010			2009			2008
		production	sales	Price	Production	Sales	Price	Production	Sales	Price
		(in tons)	(in tons)	(RMB/ton)	(in tons)	(in tons)	(RMB/ton)	(in tons)	(in tons)	(RMB/ton )
Oilfield products	Environment	6,700	6,595	11,983	5,081	4,934	11,771	640	559	13,106
	Oilfield products	11,470	11,454	8,540	11,155	11,221	8,774	10,548	10,590	9,838
	New products	4,456	4,435	9,111	5,231	5,377	6,512	2,366	2,346	4,280
Pesticides manufacturing addictives		2,952	2,946	14,452	1,423	1,422	13,804	968	968	14,913
Paper manufacturing addictives		5,145	5,130	7,564	4,265	4,264	7,978	3,636	3,642	8,017
Total		30,723	30,560		27,155	27,218		18,158	18,105

15.  Please tell us how you track production throughout your operations. For example, tell us how you track the quantity of natural brine pumped to each of your factories. Include in your discussion the instruments you have in place to measure the quantities of each of your products produced in each business segment.

Response to Comment 15:

Bromine:

Each of the Company’s bromine factories has a reservoir to store the natural brine extracted from underground before it is pumped into the factory for bromine production. The Company does not measure the quantity of brine water pumped in to each of its factories. The Company uses containers of different sizes to store finished bromine and measures them with an electronic scale.

Crude Salt:

The Company calculates the crude salt production volume by measuring the area in cubic meters of the produced crude salt and multipling it by weight per cubic meter.

Chemical Products:

The Company uses containers of three different sizes to store finished chemical products and measures them with an electronic scale.

Item 6. Selected Financial Data, page 27

16.  In future filings, please provide the disclosures required by Instruction 2 to Item 301 of Regulation S-K, or provide cross-references to disclosures located elsewhere.

Response to Comment 16:

The Company confirms that it will provide the requested disclosure required by Instruction 2 to Item 301 of Regulation S-K in its future filings

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of
Operations, page 28
Results of Operations, page 29

17.  In future filings, please quantify the impact that foreign exchange rate variances had on net revenue and cost of net revenue for each period. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance. Please provide us with the disclosures you would have included in your fiscal year 2010 Form 10-K in response to this comment and will provide in your next periodic report.

Response to Comment 17:

The Company’s operations are located in the PRC. All of our net revenue and expenditures, including purchases of raw materials, are denominated in RMB, the functional currency of the Company’s PRC operating subsidiaries. Accordingly, we believe that any foreign exchange rate variances will not have an impact on our net revenue, cost of net revenue, and operating income.

18.  In future filings, please provide a discussion and analysis of the impact inflation had on your results of operations for each period presented, including quantifying the impact. Please refer to Item 303(a)(3)(iv) of Regulation S-K and Section 501.08 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you would have included in your fiscal year 2010 Form 10-K in response to this comment and will provide in your next periodic report.

Response to Comment 18:

The Company’s future filings will include a discussion in the MD&A as to the impact inflation had on our results of operations required by Item 303(a)(3)(iv) of Regulation S-K and Section 501.08 of the Financial Reporting Codification. The disclosure which we would have included in our fiscal year 2010 Form 10-K in response to this comment is as follows:

“Inflation

Inflationary factors, such as increases in the cost of our product and overhead costs, may adversely affect our operating results, the Company believe the selling prices the products could be increased at a similar level to compensate the adverse effect. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of net revenues if the selling prices of our products do not increase with these increased costs.”

Our Form-10Q for the period ended September 30, 2011 will include a similar disclosure.

19.  Please quantify the impact the changes in selling prices of bromine and crude salt and changes in volume had on your consolidated and segment operating results (i.e., net revenues, cost of net revenues, gross profit, income from operations, et cetera) for each period presented. Please refer to Item 303(a)(3)(iii) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance. Please provide us with the disclosures you would have included in your fiscal year 2010 Form 10-K in response to this comment and will provide in your next periodic report.

Response to Comment 19:

The Company’s future filings will include a discussion in the MD&A to quantify impact the changes in selling prices of bromine and crude salt and changes in volume had on our consolidated and segment operating results for each period presented. The disclosure we would have included in our fiscal year 2010 Form 10-K in response to this comment is as follows:

“Net Revenue     Net revenue was $158,335,023 in fiscal year 2010, an increase of approximately $48 million (or 44%) as compared to fiscal year 2009. This increase was primarily attributable to (i) the strong growth in our bromine segment, in which revenue increased from $63,679,888 for fiscal year 2009 to $99,211,812 for fiscal year 2010, an increase of approximately 56%; (ii) the strong growth in our crude salt segment, in which revenue increased from $10,650,698 for fiscal year 2009 to $14,971,774 for fiscal year 2010, an increase of approximately 41%; and (iii) strong demand in our chemical products segment, in which revenue increased from $35,946,322 for fiscal year 2009 to $44,151,437 for fiscal year 2010, an increase of approximately 23%.

	Net Revenue by Segment				2010 vs. 2009
					% Increase
	Year Ended December 31, 2010		Year Ended December 31, 2009		of Net Revenue
Segment		% of total		% of total
Bromine	$99,211,812	63%	$63,679,888	58%	56%
Crude Salt	$14,971,774	9%	$10,650,698	9%	41%
Chemical Products	$44,151,437	28%	$35,946,322	33%	23%
Total sales	$158,335,023	100%	$110,276,908	100%	44%

Bromine and crude salt segments product sold in tons	Years Ended December 31		% Change
	2010	2009	Increase/ (Decrease)
Bromine	34,672	34,930	(0.7%)
Crude Salt	370,437	356,839	3.8%

Due to the diverse product mix and varying values, management does not believe that the tone sold by the chemical product division is a meaningful metric.

Bromine segment
The increase in net revenue from our bromine segment was mainly due to the increase in the average selling price of bromine. The average selling price of bromine increased from $1,823 per tone for the fiscal year 2009 to $2,861 per tone for fiscal year 2010, an increase of 57%. The increase in average selling price was a result of (i) strong demand for brominated flame retardants, fumigants, water purification compounds, dyes, medicines, and disinfectants in the China market following the recovery of business and economic conditions and reforms in the medical industry in China, and (ii) expansion of bromine applications in a variety of industries. However, the sales volume of bromine decreased from 34,930 tones for fiscal year 2009 to 34,672 tones for fiscal year 2010, a decrease of approximately 0.7%. Despite an increase in the number of our bromine production plants in recent years, sales volume of bromine decreased. The decrease in the sales volume of bromine was attributable to less bromine being extracted from brine water during the production process due to a trend of a decrease in bromine concentration of brine water being extracted. In addition, during 2010, the local government also restricted the supply of electricity to our factories and there was an increase in the number of environmental inspections of our factories made by the local government.  The table below shows the changes in the average selling price of bromine and changes in the sales volume of bromine for fiscal year 2010 from 2009.

Fiscal year
Increase / (Decrease) in net revenue of bromine as a result of :	2010 vs. 2009
Increase in average selling price	$36,270,175
Decrease in sales volume	$(738,251)
Total effect on net revenue of bromine	$35,531,924

Crude salt segment
The increase in net revenue from our crude salt segment was mainly due to the increase in both the average selling price and sales volume of crude salt. The sales volume of crude salt slightly increased by 3.8%, from 356,839 tones for fiscal year 2009 to 370,437 tones for fiscal year 2010, and the average selling price of crude salt increased from approximately $29.9 per tone to above $40.4 per tone, an increase of approximately 35%. The increase in average selling price was a result of increased demand for crude salt for downstream production of chlorine alkali and use in chemical, food and beverage industries. Before 2010, our sales volume was restricted by our limited production capacity. We acquired 3 factories (Factories no. 7, 8 & 9) between mid-2009 and mid-2010, which increased our productivity, and increased the volume of crude salt we sold. The table below showed the changes in the average selling price of crude salt and changes in the sales volume of crude salt for fiscal year 2010 from 2009.

Fiscal year
Increase in net revenue of crude salt as a result of :	2010 vs. 2009
Increase in average selling price	$3,771,492
Increase in sales volume	$549,584
Total effect on net revenue of crude salt	$4,321,076

Chemical products segment
Revenues from our chemical products segment increased from $35,946,322 for fiscal year 2009 to $44,151,437 for the same period in 2010, an increase of approximately 23%. The increase was mainly due to the strong demand for environmentally friendly oil and gas exploration chemicals and agricultural intermediaries. Our oil and gas exploration chemicals are the most popular products within the chemical products segment, which contributed $32,110,313 (or 73%) and $28,081,921 (or 78%) of our chemical segment revenue for fiscal year 2010 and 2009, respectively, with an increase of $4,028,392, or 14%. As result of the recent macro-economic tightening policy imposed by the PRC government in 2nd half of 2010 to slow down the economy, our overall demand for chemical additives was reduced, which slowed down our increase of revenue in oil and gas exploration additives and paper manufacturing additives for the whole year in 2010. However, revenue from our agricultural intermediates increased from $2,877,806 for fiscal year 2009 to $6,302,231 for the same period in 2010, an increase of $3,424,424, or approximately 119%. The PRC government continues to support expansion of agricultural related products, which supported the growth in sales of pesticides manufacturing additives in 2010.

	Product Mix of Chemical Products Segment				% change
	Year Ended		Year Ended		of net
	June 30, 2010		June 30, 2009		revenue
Chemical Products		% of total		% of total
Oil and gas exploration additives	$32,110,313	73%	$28,081,921	78%	14%
Paper manufacturing additives	$5,738,893	13%	$4,986,595	14%	15%
Pesticides manufacturing additives	$6,302,231	14%	$2,877,806	8%	119%
Total sales	$44,151,437	100%	$35,946,322	100%	23%

Although net revenue in all segments grew, the growth of sales of bromine and crude salt was much higher than that of our chemical products operations mainly due to the outweighed increase in average selling price of bromine and crude salt.

Cost of Net Revenue

	Cost of Net Revenue by Segment				% change
	Year Ended		Year Ended		of cost of
	June 30, 2010		June 30, 2009		net revenue
Segment		% of total		% of total
Bromine	$48,573,108	61%	$37,023,904	60%	31%
Crude Salt	$3,253,555	4%	$1,645,354	3%	98%
Chemical Products	$28,428,096	35%	$22,733,562	37%	25%
Total cost of net revenue	$80,254,759	100%	$61,402,820	100%	31%

Cost of net revenue reflects mainly the raw materials consumed and the direct salaries and benefits of staff engaged in the production process, electricity, depreciation and amortization of manufacturing plant and machinery and other manufacturing costs. Our cost of net revenue was $80,254,759 in fiscal year 2010, an increase of approximately $18.9 million (or approximately 31%) from the cost of net revenue in fiscal year 2009. This increase resulted primarily from the increase in purchase price in raw materials, depreciation and amortization of manufacturing plant and machinery and mineral resources compensation fees paid for extraction of brine water in bromine segment. The rate of increase for cost of net revenue was lower than that of net revenue because (i) the rate of inflation relating to cost of net revenue was lower than the percentage increase in selling price of our products and (ii) the leverage of bulk purchases of raw materials which partially lowered the percentage of increase in price of raw materials.

Bromine segment
For the fiscal year 2010, the cost of net revenue for the bromine segment was $48,573,108, representing an increase of $11,549,204 or 31% over the same period in 2009.. The three major components of the cost of revenue for the bromine segment, namely, cost of raw materials and finished goods consumed, depreciation and amortization of manufacturing plant and machinery and electricity, contributed $31,707,281 (or 65%), $7,330,200 (or 15%) and $4,888,480 (or 10%), respectively to of the cost of net revenue. For the fiscal year 2009, the major components of the cost of net revenue was cost of raw materials and finished goods consumed of $25,412,625 (or 69%), depreciation and amortization of manufacturing plant and machinery of $5,100,511 (or 14%) and electricity of $3,618,355 (or 10%), a similar cost structure as compared with the same in 2010.

	Years Ended December 31
Per tone of bromine sold	2010	2009	% Change
Average cost of materials	$914	$728	26%
Depreciation and amortization	$211	$146	45%
Electricity consumed	$141	$104	36%

The rate of increase for cost of net revenue was lower than that of net revenue because (i) the supply of raw materials is relatively stable and the rate of increase in the price of raw materials was lower compared with the rate of increase in the selling price of bromine and (ii) bulk purchases of raw materials partially lowered the percentage of increase in the price of raw materials. The increase in electricity consumed and depreciation and amortization reflected our expansion of the number of production plants of bromine through acquisitions in 2009 and 2010.

Crude salt segment
The cost of net revenue for the crude salt segment for the fiscal year 2010 was $3,253,555, an increase of $1,608,201 (or 98%) compared to $1,645,354 for the same period in 2009. The increase was mainly attributable to (i) an increase in the number of our crude salt fields for evaporation of crude salt, which increased the corresponding variable costs, such as resource taxes paid and depreciation and amortization of manufacturing plant and machinery, and (ii) the resource tax paid of $1,295,051 for fiscal year 2009 was recorded in general and administrative expenses while the amount of resource tax paid of $1,095,217 was recorded as part of the cost of net revenue. The significant cost components for the fiscal year 2010 were depreciation and amortization of $1,233,036 (or 38%), resource tax calculated based on the crude salt sold of $1,094,950 (or 34%) and electricity of $815,893 (or 25%). The significant cost components for the fiscal year 2009 were depreciation and amortization of $857,973 (or 52%) and electricity of $603,907 (37%).

Chemical products segment
Cost of net revenue for the fiscal year 2010, was $28,428,096, representing an increase of $5,694,534 or 25% over the same period in 2009. The significant costs were cost of raw material and finished goods consumed of $25,544,293 (or 90%) and $20,690,656 (91%) and depreciation and amortization of manufacturing plant and machinery of $1,673,358 (or 6%) and $1,118,478 (or 5%) for each of the fiscal years 2010 and 2009, respectively. Our raw material consumed mainly composed of chemical elements, including bromine, and their costs were increased over this year due to the strong in demand. The rate of increase for the cost of net revenue for chemical products segment was similar to that of net revenue.

Gross Profit Gross profit was $78,080,264, or 49%, of net revenue for fiscal year 2010 compared to $48,874,088, or 44%, of net revenue for fiscal year 2009. The increase in gross profit percentage was primarily attributable to a rise of margin percentage in our bromine and crude salt segments.

	Gross Profit by Segment				%
	Year Ended		Year Ended		change of
	June 30, 2010		June 30, 2009		gross profit
Segment		% of net revenue		% of net revenue
Bromine	$50,638,704	51%	$26,655,984	42%	9%
Crude Salt	$11,718,219	78%	$9,005,344	85%	(7%)
Chemical Products	$15,723,341	36%	$13,212,760	37%	(1%)
Total gross profit	$78,080,264	49%	$48,874,088	44%	5%

Bromine segment
For the fiscal year 2010, the gross profit margin for our bromine segment was 51% compared to 42% for fiscal year 2009. The increase in gross profit margin is mainly attributable to the increase in average selling price, which is partially offset by an increase in cost of raw materials and a decrease in the bromine concentration of brine water being extracted. For the fiscal year 2010, the average selling price of bromine increased from $1,823 per ton to $2,861 per ton compared to the fiscal year 2009, an increase of 57%. As mentioned before, due to a decrease in the bromine concentration of brine water being extracted limited our production capacity for 2010. We expect the trend will continue in 2011.

Crude salt segment
For the fiscal year 2010, the gross profit margin for our crude salt segment was 78% compared to 85% for the same period in 2009. Such decrease in gross profit margin is attributable to the classification of resource tax paid of $1,295,051 for the fiscal year 2009 in general and administrative expenses, but the resource tax paid was recorded in cost of net revenue in 2010. The gross profit margin for fiscal year 2009 would have been 72% if we included the resource tax paid into the costs of net revenue, an increase of 6% compared to 2010. For the fiscal year 2010, the average selling price of crude salt increased from $29.9 per ton to $40.4 per ton compared to the fiscal year 2009, an increase of 35%. As mentioned hereinbefore, the increase in average selling price was a result of increased demand of crude salt and the increase in the gross profit margin of crude salt was mainly due to the acquisition of a crude salt field in 2010 and three factories since mid 2009 to mid 2010 (Factory no. 7 to 9) which increased our productivity of crude salt and economies of scale.

Chemical products segment
The gross profit margin for chemical products segment remained stable for the fiscal year 2010 as compared to the fiscal year 2009. As our factory is capable of producing diversified chemical products, the selling price fluctuation of individual chemical products is not expected to have an impact on our gross profit margin for overall chemical products.”

“Income from Operations Income from operations was $68,872,518 in fiscal year 2010 (or 43.5% of net revenue), an increase of $26,631,684 (or approximately 63.0%) over income from operations in fiscal year 2009. This increase resulted primarily from the increase in net revenue and relatively lower increase in cost of net revenue as explained hereinbefore.

	Income from Operations by Segment
	Year Ended December 31, 2010		Year Ended December 31, 2009
		Percent of total		Percent of total
Segment:
Bromine (and Crude Salt for 2009)	$48,250,896	67%	$25,420,025	56%
Crude Salt	11,360,476	16%	7,534,803	17%
Chemical Products	12,218,613	17%	12,530,417	27%
Income from operations before corporate costs	71,829,985	100%	45,485,245	100%
Corporate costs	(2,957,467)		(3,244,411)
Income from operations	$68,872,518		$42,240,834

Bromine segment
Income from operations of bromine segment was $48,250,896 for the fiscal year 2010 (or 67% of net revenue), an increase of $22,830,871 (or approximately 90%) compared with the fiscal year 2009. This increase resulted primarily from the increase in average selling price of bromine (contributed approximately $36.3 million), which was partially offset by (i) the increase in costs of net revenue, mainly raw material costs, of approximately $11.5 million and (ii) the decrease in sales volume of approximately $0.7 million due to the decreased concentration of brine water extracted.

Crude salt segment
Income from operations of crude salt segment was $11,360,476 for the fiscal year 2010 (or 17% of net revenue), an increase of $3,825,673 (or approximately 51%) compared with the fiscal year 2009. The increase in the income from operations of crude salt was mainly due to (i) the increase in the selling price of crude salt, which contributed an increase of $3.8 million, and (ii) the increase in sales volume, which contributed an increase of another $0.5 million.

Chemical segment
In fiscal year 2010, income from operations in the chemical products segment was $12,218,613, a slight decrease of 2.5% from $12,530,417 in fiscal year 2009. The decrease in income from operations of our chemical products was due to the extensive research and development costs incurred for the new production line of wastewater treatment additives for fiscal year 2010 which offset increases in revenue from our environmentally friendly oil and gas exploration chemicals and agricultural intermediaries.”

Our Form-10Q for the period ended September 30, 2011 will include a discussion similar to the above 2010 Form-10K disclosure.

20.  We note your disclosure that the demand for bromine exceeds the current supply in China. We further note your discussion of utilization rates during your conference call with analysts for your first quarter of fiscal year 2011 results and in your operating results press releases. In future filings, please disclose or provide a cross reference to your disclosures on page 22 of the fiscal year 2010 Form 10-K for your utilization rates for each period presented. Please also provide investors with an analysis for variance between the periods presented and an explanation for why you are not operating at 100% capacity. Please ensure that your discussion and analysis explains the impact on net revenue and cost of net revenue, as well. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance. Please provide us with the disclosures you would have included in your fiscal year 2010 Form 10-K in response to this comment and will provide in your next periodic report.

Response to Comment 20:

The Company’s future filings will include a discussion under “Net Revenue” subsection of the MD&A on the utilization rates of bromine for each period presented and on the analysis of any changes in utilization rates. The disclosures we would have included in our fiscal year 2010 Form 10-K in response to this comment are as follows:

“Bromine production capacity and utilization of our factories

The table below represents the annual capacity and utilization ratios for our all bromine producing properties:

	Annual Production Capacity (in tons)	Utilization Ratio

Fiscal year 2009	43,300	81%
Fiscal year 2010	46,300	75%
Variance 2010 vs. 2009	3,000	(6%)

Despite the fact that we acquired Factory No. 9 in 2010 which increased our annual bromine production capacity by 3,000 tones, our utilization decreased by 6% in 2010. The decrease in utilization and hence the sales volume of bromine was mainly attributable to less bromine being extracted from brine water during the production process due to a trend of decrease in bromine concentration of brine water being extracted. In addition, during 2010, the local government also restricted the supply of electricity to our factories and there was an increase in the number of environmental inspections of our factories made by the local government.”

Our Form-10Q for the period ended September 30, 2011 will include disclosure similar to the above disclosure.

21.  We note that you made $36.1 million in capital expenditures for both the bromine and crude salt operations during fiscal year 2009, and that you made $19.5 million in capital expenditures for the bromine operations and $13.7M in capital expenditures for the crude salt operations during fiscal year 2010. Based on your disclosures on page 9 of the fiscal year 2010 Form 10-K, the majority, if not all, of these capital expenditures expanded upon your production capacity. We further note your statements throughout the Form 10-K that demand far exceeds availability. As such, it is unclear why volume declined during fiscal year 2010 for the majority of your factories as compared to fiscal year 2009 volume. Please provide investors with a comprehensive explanation in future filings. Please provide us with the disclosures you would have included in your fiscal year 2010 Form 10-K in response to this comment and will provide in your next periodic report.

Response to Comment 21:

The capital expenditures for both the bromine and crude salt operations in 2009 and 2010 were to stabilize their production. Our crude salt production increased in 2010 compared to 2009. However bromine production slightly decreased in 2010 compared to 2009 due to the following factors:

•	the local government restricted the supply of electricity to our factories during 2010;

•
based on recent reduced bromine yields in general in the bromine industry in the Shouguan region of Shandong province, it is estimated that the concentration of brine water in the Shouguan area of Shandong province has decreased. We have not yet conducted our own analysis of the brine water concentration, but intend to have completed such analysis by the end of 2011;

•
an increase in 2010 in the number of environmental inspections of our factories made by the local government in order to renew our mining licenses, which we have successfully passed.  As a result of these inspections, we may be required to temporarily halt production at our factories in order to prepare for and pass the inspections made by the local government.

22.  In future filings, please disclose your market share percentage for the bromine and crude salt markets in China for each period presented. Please provide investors with a comprehensive explanation for the positive and negative changes in your market share. Please provide us with the disclosures you would have included in your fiscal year 2010 Form 10-K in response to this comment and will provide in your next periodic report.

Response to Comment 22:

The Company’s future filings will disclose its market share percentage for the bromine market in China for each period presented. The disclosure that we would have included in our fiscal year 2010 Form 10-K in response to this comment is as follows:

“In 2009 and 2010, the Company’s bromine production accounted for approximately 21% of the market share of the total bromine market in China.  This is based on production figures in China provided by an article published on the China Pictorial Year Book website on June 21, 2011, (http://www.zhongtushe.com/html/zhongtuxiaoxi/xingyexinwen/huagongxinwen/2011/0621/554275.html), which stated that “China produces 130,000 to 160,000 tons of bromine per year.”

We believe that because of the significant size of the crude salt market in China, our market share percentage of the crude salt market is not significant and therefore not informative to investors.”

Our Form-10Q for the period ended September 30, 2011, we will include disclosure similar to the above.

23.   In future filings, please revise your disclosures for the changes in the supply of bromine and the changes in demand for bromine to provide investors with a more comprehensive analysis as it relates to net revenue and cost of net revenue. Areas that maybe included in a more comprehensive analysis include, but are not limited to, the following:

•	Changes in competitive factors
•	Newly discovered bromine reserves
•	New technology that decreases production costs
•	Changes related to bromine alternatives (e.g., phosphorus-based flame retardants and mineral-based flame retardants)
•	Changes in your customer base
•	Changes in your customers’ purchasing habits, especially as it relates to your top three customers
•	Changes in the downstream product demand

Please provide us with the disclosures you would have included in your fiscal year 2010 Form 10-K in response to this comment and will provide in your next periodic report.

Response to Comment 23:

The Company’s future filings will include a discussion in the MD&A a comprehensive analysis for the changes in the supply of bromine and the changes in demand for bromine as to the net revenue and cost of net revenue. The disclosure we would have included in our fiscal year 2010 Form 10-K in response to this comment is demonstrated in our response to comment no. 19. Our Form-10Q for the period ended September 30, 2011 will include a disclosure similar to our response to comment no. 19.

24.  In future filings, please also provide investors with a more comprehensive explanation for the significant increase in the sales volume for crude salts during fiscal year 2009. In this regard, we note that you sold 356,839 tons of crude salt during fiscal year 2009, as compared to 66,500 tons during fiscal year 2008. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you would have included in your fiscal year 2010 Form 10-K in response to this comment and will provide in your next periodic report.

Response to Comment 24:

The Company’s future filings will include a discussion in MD&A on the reasons for significant changes (selling prices and/or sales volume) for each period presented. The disclosure we would have included in our fiscal year 2010 Form 10-K in response to this comment is as follows:

“The major reason for the significant increase in the volume of crude salt sold in 2009 was due to the acquisition of factory 7 and factory 8 which expanded the company crude salt production capacity from 110,000 tons in 2008 to 460,000 tons in 2009. Also the crude salt selling price was quite low during year 2009 as compared with previous years, and customers increased their purchasing volume in 2009 in order to increase their raw material inventory at a lower cost.”

Our Form-10Q for the period ended September 30, 2011 will include disclosure similar to the above disclosure.

25.  We note the risk factor you include on page 14 of the fiscal year 2010 Form 10-K regarding the price volatility for the sale of bromine. Please include a discussion and analysis of the impact on your sales prices, volumes, and production costs each of the factors you list within this risk factor for each period presented in future filings. Please provide us with the disclosures you would have included in your fiscal year 2010 Form 10-K in response to this comment and will provide in your next periodic report.

Response to Comment 25:

The Company’s future filings will include a discussion in the MD&A of the impact on our sales prices, volumes and production costs in respect of the risk factor on price volatility for the sale of bromine. The disclosure we would have included in our fiscal year 2010 Form 10-K in response to this comment is demonstrated in our response to comment no. 19. Our Form-10Q for the period ended September 30, 2011 will include a discussion similar to the our response to comment no. 19.

26.  Similar to your disclosures for the material changes in the selling price of bromine, please provide investors with a comprehensive explanation of the material factors that impact the supply and demand of crude salt and thereby impacting the material changes in the selling prices and volumes sold of crude salt in future filings. Please provide us with the disclosures you would have included in your fiscal year 2010 Form 10-K in response to this comment and will provide in your next periodic report.

Response to Comment 26:

The Company’s future filings will include a discussion in the MD&A of the impact on our sales prices, volumes and production costs in respect of the sale of crude salt. The disclosure we would have included in our fiscal year 2010 Form 10-K in response to this comment is demonstrated in our response to comment 19.  Our Form-10Q for the period ended September 30, 2011 will include disclosure similar to our response to comment 19.

27.  We note that the chemical products segment represents 27-33% of net revenue and 17-28% of income from operations for the three fiscal years presented. Considering the materiality of this segment to your consolidated results, please provide investors with a more comprehensive analysis of the underlying chemicals that are impacting net revenue and income from operations in future filings. For example, please quantify the impact the strong demand for environmentally friendly oil and gas exploration chemicals and agricultural intermediaries had on net revenue and income from operations, including the specific impact demand had (e.g., increase in selling prices, increase in demand, et cetera). Please ensure that you provide investors with an explanation for each of the factors. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance. Please provide us with the disclosures you would have included in your fiscal year 2010 Form 10-K in response to this comment and will provide in your next periodic report.

Response to Comment 27:

The Company’s future filings will include in the MD&A a comprehensive analysis of our chemical products segment for the periods presented. The disclosure that we would have included in our fiscal year 2010 Form 10-K in response to this comment is demonstrated in our response to comment no. 19. Our Form-10Q for the period ended September 30, 2011 will include disclosure similar to our response comment no. 19.

28.  In future filings, please provide investors with a more comprehensive discussion and analysis of the cost of net revenue and/or gross profit margin, considering the significant increases in your gross profit margins for the periods presented. For example, if raw material costs represent the most significant cost, please provide investors with an analysis of the changes in the price of the more significant raw materials used and provide an explanation of the material factors that impact the price of these raw materials. In addition, please disclose the production cost per ton of bromine and the production cost per ton of crude salt to allow investors to better understand the fluctuations in the cost of net revenue for each of these segments. In this regard, it appears as though the margins for your bromine and crude salt segments are significantly greater than your chemical products segment. As such, it may be beneficial for an investor’s understanding of the changes in cost of net revenue and gross profit margins to provide a separate analysis for each of your three reportable segments. Please refer to Items 303(a) and 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance. Please provide us with the disclosures you would have included in your fiscal year 2010 Form 10-K in response to this comment and will provide in your next periodic report.

Response to Comment 28:

The Company’s future filings will include in the MD&A a comprehensive analysis on cost of net revenue and gross profit margin for the periods presented. The disclosure we would have included in our fiscal year 2010 Form 10-K in response to this comment is demonstrated in our response to comment 19. Our Form-10Q for the period ended September 30, 2011 will include disclosure similar to our response to comment 19.

Liquidity and Capital Resources, page 34

29.  We note on page F-11 that none of your cash and cash equivalents maintained with financial institutions in the PRC are covered by insurance or otherwise protected. For us to fully understand the basis for your representation that your available funds and cash flows generated from operations will be sufficient to meet your anticipated ongoing operating needs for the next 12 months, please give us a list of the bank deposits that comprise the $68.5 million December 31, 2010 cash balance. For each deposit, please identify the bank and quantify the dollar amount. Deposits with multiple branches and/or subsidiaries of the same bank may be aggregated.

Response to Comment 29:

The following table provides details of the cash and bank deposits each of our subsidiaries had as of December 31, 2010.

Subsidiary	Amount (US$)	Bank	Note
Shouguang Haoyuan Chemical Pty. Ltd	8,645		Cash
	57,641,299	Yangkou Office, Shouguang Branch, Industrial & Commercial Bank of China	Bank
	1	Yangkou Office, Shouguang Branch, Industrial & Commercial Bank of China (US$ Account)	Bank

Shouguang Yuxin Chemical Pty.Ltd	7,569		Cash
	10,480,251	Yangkou Office, Shouguang Branch, Industrial & Commercial Bank of China	Bank

Upper Class Group Limited	50,000		Cash

Hong Kong Jiaxing Industrial Limited	306,713	China Merchants Bank	Bank

Total	68,494,478

30.  We note that your accounts receivable balance has increased as of December 31, 2010 and March 31, 2011, at a greater pace than the increase in net revenues for the corresponding periods. As accounts receivable is a material component of total current assets, please provide investors with a comprehensive analysis for the material factors resulting in the significant increase in your accounts receivable balance. As part of this analysis, please provide investors with an understanding of the aging of your accounts receivable (i.e., gross amounts outstanding for less than three months, for three-six months, for six-nine months, and greater than nine months). Please also include an explanation of the circumstances surrounding any material gross balances over three months old. This disclosure will allow investors to understand the adequacy of your loss allowance. Please refer to Item 303(a)(1) of Regulation S-K, Instruction 5 of Item 303(a) of Regulation S-K, and Section 501.12.b.3 of the Financial Reporting Codification for guidance. Please provide the disclosures you would have included in your March 31, 2010 Form 10-Q and will provide in your next periodic report.

Response to Comment 30:

All of our accounts receivable are governed by their credit terms which range from 1 to 90 days, and as of March 31, 2011~~]~~, none of our accounts receivable exceeded its credit terms.  During the first quarter of 2011, the Company had some new customer sales, which caused accounts receivables to increase as well. In addition, there were some old customers who increase their orders during the first quarter of 2011, such as Tianxin Chemical, Weifang Luguang Chemical, Daixing Chemical, Weifang Yukai Chemical Pty.Ltd and Weifang Haihua Yuanda Fine Chemical Pty, Ltd.

				Accounts Receivable as of March 31, 2011
SCHC	Total	1-30 days	31-60 days	61-90 days
	$20,862,847.00	$19,024,526.02	$1,838,320.98	$0

SYCI	Total	1-30 days	31-60 days	61-90 days
	$6,669,701	$5,192,861	$1,476,840	$0

31.  The 44% increase in your accounts receivable balance as of December 31, 2010, is materially disproportionate with the 10% increase in aggregate accounts payable and accrued expenses balance. Please describe for us the extent to which you have any ability to mitigate the adverse liquidity impact of the delays in customer payments by effectively delaying your payments to suppliers. This information should also be disclosed in your future filings pursuant to Item 303(a)(1) of Regulation S-K, Instruction 5 of Item 303(a) of Regulation SK, and Section 501.13.b.1 of the Financial Reporting Codification.

Response to Comment 31:

As discussed in our response to comment 30 above, all of our accounts receivables are governed by their particular credit terms, and the Company has not had any significant bad debts or debt recovery problems historically. Accordingly, we do not believe it is necessary to delay our payments to suppliers.

32.  We note that inventories significantly increased as of December 31, 2010, in comparison to December 31, 2009. In future filings, please provide investors with an understanding for the increase, and your expectations for the inventories balance going forward. As part of your analysis, please include the inventory turnover ratio or other measure used by management to monitor inventories. Further, we note that the increase primarily relates to finished goods. Considering your statements throughout the Form 10-K that demand exceeds supply, please provide a comprehensive explanation as to why you had a significant amount of finished inventory on hand. In this regard, we note that this trend continued as of March 31, 2011. Please refer to Item 303(a)(1) of Regulation S-K, Instruction 5 of Item 303(a) of Regulation S-K, and Section 501.13.b. of the Financial Reporting Codification for guidance. Please provide us with the disclosures you would have included in your fiscal year 2010 Form 10-K in response to this comment and will provide in your next periodic report.

Response to Comment 32:

Shouguang City Haoyuan Chemical Company Limited had an inventory turnover ratio of 117.91 during year 2009, and 41.41 during year 2010. Shouguang Yuxin Chemical Industry Co., Limited had an inventory turnover ratio of 110.91 during year 2009 and 77.27 during year 2010. The decrease in the inventory turnover ratio and the increase in inventory was due to two reasons:

•
In 2010 the size of the production increased  after the acquisition of Factory No. 9 as compared to 2009, and the Company correspondingly increased its raw material purchase which in turn increased the inventory balance.

•	In 2010 goods in transit were included in inventory for the first time.
•	In 2010 the price of raw material increase caused the inventory of raw material and finished goods increase.
•	In 2009 the Company did not include the cost of crude salt in inventory, but did include the cost of crude salt in inventory in 2010.

Our Form-10Q for the period ended September 30, 2011 will include disclosure similar to the above disclosure.

33.  In future filings, please provide investors with an understanding of what the capital expenditures made during the period are considering the materiality to your cash flows. Please also disclose the amount of anticipated capital expenditures for the next fiscal year, including an explanation of the nature of the anticipated capital expenditures. Please refer to Item 303(a)(2) of Regulation S-K and Sections 501.03 and 501.13 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you would have included in your fiscal year 2010 Form 10-K in response to this comment and will provide in your next periodic report.

Response to Comment 33:

The following table provides the 2010 capital expenditures of Shouguang City Haoyuan Chemical Company Limited and Shouguang Yuxin Chemical Industry Co., Limited. The Company did not anticipate any capital expenditure for 2011 at the time its 10-K for 2010 was issued.

SCHC 2010 Capital Expenditures	Date	Project	Amount(US$)
	April-June 2010	Shed Cover & Factory Floor Retread	147,300
	January-June 2010	Wastewater treatment chemical intermediaries	8,838,000
Total			8,985,300

SYCI 2010 Capital Expenditures	Date	Project	Amount (US$)
	June 2010	Factory 9 Acquisition	13,905,719
	June 2010	Maintenance and reconstruction for brine wells & channels	7,097,000
	August 2010	bromine containers	184,220
	November 2010	Factory 1 expansion construction	604,000
	November 2010	Construction work for facilities pertain to factories	118,082
	December 2010	Purchase Boiler, sulphuric acid pot, pot for complex acid, tea water boiler, bromine storage pot, liquid acid cylinder, liquid chlorine cylinder	507,413
	December 2010	Purchase Ground Scales, propelled crane, fans, seawater mecurometer, brine water mecurometer	88,335
	December 2010	Qingshuibo (Factory acquisition	11,023,000
Total			3,527,769

Critical Accounting Policies and Estimates, page 35

34.  The disclosures you have provided for each of your identified critical estimates appear to provide investors with a discussion as to how you are accounting for these items in accordance with US GAAP rather than providing investors with an understanding as to what the critical estimates being made are and how the uncertainty associated with those estimates may impact your consolidated financial statements. In future filings, please revise the disclosures for each of your critical estimates made in preparing your consolidated financial statements to comply with the guidance in Section 501.14 of the Financial Reporting Codification. Please ensure your disclosures sufficiently explain to investors what the critical estimate is; the uncertainties associated with the critical estimates; the methods and assumptions used the make the critical estimates, including an explanation as to how you arrived at the assumptions used; the events or transactions that could materially impact the assumptions made; and how reasonably likely changes to those assumptions could impact your consolidated financial statements. Please provide investors with quantified information to the extent meaningful and available.

Response to Comment 34:

We confirm that the Company’s future filings will revise the disclosure for each of our critical estimates made in preparing our consolidation financial statements to comply with the guidance in Section 501.14 of the Financial Reporting Codification.

Consolidated Statements of Cash Flows, page F-8

Note 1 – Nature of Business and Summary of Significant Accounting Policies, page F-10 (e) Cash and Cash Equivalents, page F-11

37.  In future filings, please revise your accounting policy for cash equivalents to clarify that these investments have original maturities of three months or less, if correct. If this is not correct, please provide us with a comprehensive explanation as to how you determined investments that do not have original maturities of three months or less meet the definition of cash equivalents. Please refer to ASC 305-10-20 for guidance.

Response to Comment 37:

We confirm that the Company’s future filings will revise our accounting policy for cash equivalents to clarify the investments have original maturities of three months or less. The disclosures would have included in our fiscal year 2010 Form 10-K in response to this comment is demonstrated below:

“Cash and Cash Equivalents
Cash and cash equivalents consist of all cash balances and highly liquid investments with original maturities of three months or less.  Because of short maturity of these investments, the carrying amounts approximate their fair values.”

Our Form-10Q for the period ended September 30, 2011 will include an accounting policy similar to the above disclosure.

(i) Property, Plant and Equipment, page F-12

38.  We note that you amortize your mineral rights over the shorter of the lease term or the equivalent term under the units of production method. Please define the unit you are using to depreciate these assets in the unit of production method. Please refer to ASC 930-360 for guidance.

Response to Comment 38:

The Company used unit of tones to calculate depreciation life of mineral rights under unit of production method.

(k) Recoverability of Long Lived Assets, page F-12

39.  Please revise your accounting policy to provide investors with a more comprehensive explanation as to your process for reviewing your long lived assets for impairment and the level at which you assess your long lived assets for impairment. Your accounting policy should explain the events or changes in circumstances that would result in your further assessing your long-lived assets for potential impairment, the next step in the evaluation process if an event or change in circumstance does indicate a potential impairment (i.e., recoverability evaluation), and how you measure an impairment loss in the event that the recoverability evaluation indicates that the carrying value is not recoverable based on undiscounted cash flows. Please refer to ASC 360-10-35 and ASC 930-360-35 for guidance.

Response to Comment 39:

We confirm that in the Company’s future filings we will revise our accounting policy for “Recoverability of Long Lived Assets” in a manner similar to that set forth below:

“(k) Recoverability of Long Lived Assets

In accordance with ASC 360-10-35 “Impairment or Disposal of Long-lived Assets”, long-lived assets to be held and used are analyzed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable or that the useful lives of those assets are no longer appropriate. The Company evaluates at each balance sheet date whether events and circumstances have occurred that indicate possible impairment.

The Company determines the existence of such impairment by measuring the expected future cash flows (undiscounted and without interest charges) and comparing such amount to the carrying amount of the assets. An impairment loss, if one exists, is then measured as the amount by which the carrying amount of the asset exceeds the discounted estimated future cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value of such assets less costs to sell. Asset impairment charges are recorded to reduce the carrying amount of the long-lived asset that will be sold or disposed of to their estimated fair values. Charges for the asset impairment reduce the carrying amount of the long-lived assets to their estimated salvage value in connection with the decision to dispose of such assets.”

Note 5 – Property, Plant and Equipment, net, page F-17

42.  Considering the significance of these assets to your consolidated balance sheets and statements of income, please quantify the repairs and maintenance costs expensed during each period presented. This additional disclosure will allow investors to better understand the magnitude of all costs related to maintaining the functionality of your assets.

Response to Comment 42:

We confirm that the Company’s future filings will include and disclose the repair and maintenance expense in “Note 5 – Property, plant and equipment” in a manner similar to that set forth below:

“5. Property, plant and equipment

For the year ended December 31, 2010 and 2009, repair and maintenance expense were $211,649 and $6,377 respectively.”

Note 12 – Stock-Based Compensation, page F-19

43.  We note that you have issued warrants to non-employees and stock options to employees during each of the three fiscal years presented. Please confirm to us that the warrants issued have fixed exercise prices. Based on the values assigned to each of the grants during fiscal years 2008 and 2009, it does not appear as though you used the current trading prices of your shares of common stock to estimate the values. Please provide us with a comprehensive explanation as to what the per share price was that you included in the Black-Scholes option pricing model and how you estimated these per share prices.

Response to Comment 43:

We confirm that the warrants have fixed exercise prices.  We refer to our response to comment 41 in the July 29th Response.  On October 12, 2009, we completed a 1-for-4 reverse stock split of our common stock. Current prices adjusted for the 1-for-4 reverse stock split were used in calculating stock-based compensation. On page F-10 of our Annual Report we disclose that all relevant share data have been adjusted retrospectively to reflect the stock split. The exercise price for all warrant and stock option grants prior to October 12, 2009 have been adjusted retrospectively based on the 1-for-4 reverse stock split.

46.  We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

•	How do you evaluate and assess internal control over financial reporting?

In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

Response to Comment 46:

The Company established our internal audit department in late 2010. The internal audit department is responsible for:

i.	the preparation of its audit plans;
ii.	the documentation of its systems of internal control over financial reporting (“ICFR”);
iii.	the evaluation of the design effectiveness of the Company’s ICFR; and
iv.	the provision of remedial recommendations for any identified deficiencies in terms of effective operation of these ICFRs.

The Company’s management team maintained open communication with the audit committee of the Company’s board of directors (the “Audit Committee”) and reported ICFR deficiencies and identified and reported relevant remedial recommendations directly to the Audit Committee.

The Company’s management team performed a review of the scope and complexity of the Company’s operations and assessed the risk of material misstatement to the financial statements. Based on this assessment, the Company developed related internal control on business processes, such as, purchases and expenses, sales and revenues, inventory, payroll, fixed assets, treasury and taxation. Through entity-level control assessment and control designed effectiveness assessment, the Company assessed the overall effectiveness of ICFR.

•	How do you maintain your books and records and prepare your financial statements?

If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

Response to Comment 46:

The Company and its subsidiaries maintain their books and records in accordance with the generally accepted accounting principles in the respective jurisdictions in which they operate. The Company has in place the following procedures to ensure that the activities it conducts and the transactions it consummates are recorded in accordance with U.S. GAAP:

•
with the assistance from Finesse Associates Limited (“Finesse”), an external accounting consulting firm, the Company routinely reviews and analyzes any differences in accounting treatment between generally accepted accounting principles used by each of the Company’s subsidiaries in preparing their books and U.S. GAAP;

•	Finesse performs reconciliation between International/Hong Kong/PRC GAAP and U.S. GAAP and prepares consolidated financial statements in accordance with U.S. GAAP for management review;

•	the Company’s Chief Financial Officer perform a final review on the consolidated financial statements in accordance with U.S. GAAP to ensure the completeness, accuracy and adequacy of disclosure; and

•	the Company’s Audit Committee holds a meeting on a quarterly basis to review the financial reports and financial statements in accordance with U.S. GAAP.

•	What is the background of the people involved in your financial reporting?

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

o	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
o	what relevant education and ongoing training he or she has had relating to U.S. GAAP;
o	the nature of his or her contractual or other relationship to you;
o	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
o
about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

Response to Comment 46:

The individual primarily responsible for preparing and supervising the preparation of the Company’s financial statements and evaluating the effectiveness of its ICFR is the Chief Financial Officer. The Company’s Chief Executive Officer is responsible for the final review of the Company’s financial statements, and the Company’s Audit Committee holds a meeting on a quarterly basis to review the financial reports and financial statements. With the assistance and enquiry from Finesse since third quarter of 2010, the CFO ensured that the financial reporting is prepared in accordance with U.S. GAAP.

Chief Financial Officer

The Company’s Chief Financial Officer is primarily responsible for performing preparation ,review and supervision with our financial statements and evaluating the effectiveness of our ICFR. Since September 2010, the Chief Financial Officer, with the assistance of Finesse, was responsible for ensuring that the preparation of the Company’s financial statements was in accordance with U.S. GAAP and that the evaluation of the effectiveness of the Company’s ICFR was performed in accordance with Sarbanes-Oxley Act.

In respect of any periodic reporting, the Chief Financial Officer reviews all consolidation worksheets, the Company’s financial statements and the notes thereto, and any supporting work papers, which are prepared in accordance with the U.S. GAAP. In respect of the evaluation of the effectiveness of the Company’s ICFR, the Chief Financial Officer approves the evaluation plan, reviews all documentation of the Company’s ICFR and all findings of fact of the evaluation, and communicates these findings and evaluation to the rest of the management team and to the Audit Committee to make conclusion as to the effectiveness of the Company’s ICFR.

Prior to joining the Company, the Chief Financial Officer worked for China Construction Bank. During these periods, the Chief Financial Officer was responsible for the preparation of the financial statements of the bank..

The Company’s Chief Financial Officer is a member of the China Society of Accountants . He holds a bachelor degree of accounting in China.

Chief Executive Officer

The Company’s Chief Executive Officer, with the assistance of the Company’s Chief Financial Officer, is involved in the final review of the Company’s financial statements prepared in accordance with the U.S. GAAP and the result of the evaluation of the effectiveness of the Company’s ICFR in accordance with Sarbanes-Oxley Act since 2010. He has served as its Chief Executive Officer since 2009.

The Company’s Chief Executive Officer holds a master degree. Prior to joining the Company, the Chief Executive Officer worked for a subsidiary of Shenzhen SEG Dasheng Co., Ltd.. . During these periods, he was responsible for the Securities Department of Saige Audit Committee

The Audit Committee is responsible for overseeing the quality and integrity of the Company’s financial statements and reports, and the effectiveness of the Company’s ICFR.

One member of the Audit Committee was determined by the Company’s Board of Directors as financial expert. The Company’s Audit Committee financial expert has served as a director and as a member of the Audit Committee since 2011. The Company’s Audit Committee financial expert holds a bachelor degree.. Prior to joining the Company, the Audit Committee financial expert worked for Beijing Zhongping Jianhua Hao Certified Public Accountants Co., Ltd~~.~~ . During these periods, he was responsible for the projects auditing.

If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

•	the name and address of the accounting firm or organization;
•	the qualifications of their employees who perform the services for your company;
•	how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
•	how many hours they spent last year performing these services for you; and
•
the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Response to Comment 46:

The Company engaged Finesse Associates Limited (“Finesse”), an external consulting firm, of Level 15, Nexxus Building, 41 Connaught Road Central, Hong Kong, to assist it in the preparation of its financial statements (“Compilation Service”) for the quarter ended September 30, 2010, March 31, 2011 and June 30, 2011, and the year December 31, 2010.

Mr. Jones Kam is the director at Finesse responsible for the Compilation Service. Mr. Kam earned a bachelor degree in business administration (major in accounting) from Hong Kong Baptist University. He is a practicing member of the Hong Kong Institute of Certified Public Accountants and also a fellow member of the Association of Chartered Certified Accountants.

Mr. Kam has over 18 years working experience in accounting and auditing positions, including approximately 17 years of experience with BDO Limited (“BDO HK”). During these periods, he managed or worked on a variety of assignments in assurance and accounting advisory for a wide range of companies in Hong Kong and PRC, including companies listed in Hong Kong, PRC and US.

Mr. Derick Chow is the concurring director at Finesse responsible for the Compilation Service. Mr. Chow earned a bachelor degree in accounting from Curtin University of Technology in Australia and a master’s degree in business administration from the University of Manchester in the United Kingdom. He is a Certified Public Accountant in the United States and also a member of the Hong Kong Institute of Certified Public Accountants, the Institute of Chartered Accountants in England and Wales and the CPA Australia.

Mr. Chow has over 16 years working experience in accounting and auditing positions, including approximately 4 years of experience with KPMG HK and approximately 9 years of experience with BDO HK. During these periods, he managed or worked on a variety of assignments in assurance, accounting advisory and internal controls evaluation for a wide array of US listed companies.

The Company engaged BDO HK as auditor since 2009. During the tenure of Mr. Kam and Mr. Chow at BDO HK, they were not involved in the audits of the Company.

Finesse spent about 172 hours for the Compilation Service for the fiscal year ended December 31, 2010. The fee paid to Finesse in respect of the Compilation Service for the fiscal year 2010 is $22,500.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

•	why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
•	how many hours they spent last year performing these services for you; and
•
the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Response to Comment 46:

The Company does not retain individuals who are not its employees and are not employed by an accounting firm or other similar organization to prepare its financial statements or evaluate its ICFR.

•	Do you have an audit committee financial expert?

Please identify for us and disclose in future filings the audit committee financial expert, please describe his or her qualifications, including the extent of his or her knowledge of U.S. GAAP and internal control over financial reporting.

The company’s audit committee financial experts are Shitong Jiang and Yang Zou. Please refer to their resumes attached as Exhibits 46-A and 46-B which provide their relevant experience.

Item 15. Exhibits and Financial Statement Schedules, page 41

47  Please tell us your consideration for not providing the Schedule I financial statements based on the guidance in Article 5-04 of Regulation S-X. If you determine that you are required to provide the Schedule I financial statements, please amend your Form 10-K to provide the schedule. Please refer to Article 12-04 of Regulation S-X for additional guidance on preparing the schedule. When amending the Form 10-K, please include an explanatory paragraph at the beginning of the document and provide updated certifications that reference the amendment Form 10-K.

Response to Comment 47:

The Company is currently in the process of reviewing with its advisors whether its subsidiaries have any restricted net assets . The Company will provide Staff with a response to this comment as soon as it has made a final determination.

57.  With a view towards future disclosure, please clarify for us whether you computed the aggregate grant date fair value for the reported option awards in accordance with FASB ASC Topic 718. Please see Item 402(c)(2)(vi) of Regulation S-K.

Response to Comment 57:

In future disclosure the company will compute the aggregate grant date fair value for the reported option awards in accordance with FASB ASC Topic 718, Item 402(c)(2)(vi) of Regulation S-K.

Compensation of Directors, page 15

58.  With a view towards future disclosure, please clarify for us whether you computed the aggregate grant date fair value for the reported option awards in accordance with FASB ASC Topic 718. Please see Item 402 (k)(2)(iii) of Regulation S-K.

Response to Comment 58:

In future disclosure the Company will compute the aggregate grant date fair value for the reported option awards in accordance with FASB ASC Topic 718 , Item 402 (k)(2)(iii)  of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended March 31, 2011

Note 11 – Stock-Based Compensation, page 12

61.  We note your disclosure of the assumptions used in the Black-Scholes option pricing model to estimate the warrants and stock options granted during the first quarter of fiscal year 2011. Specifically, we note that the volatility assumption varies significantly for these grants. For example, the warrants issued in February 2011 had an assumed volatility of 193.42%; whereas, the options granted to an independent director in early March 2011 had an assumed volatility of 64.5% as compared to options granted to executive officers late in March had an assumed volatility ranging from 77.22% to 94.36%. Please provide us with a comprehensive explanation for the variations in the assumed volatility rate for each grant during the first quarter of fiscal year 2011. Please also quantify us the impact had you used similar volatility rates for each of the grant dates using the range of actual volatility rates used in the Black-Scholes option pricing models.

Response to Comment 61:

For Employee Share Options, the expected tenor is used, instead of the full tenor, i.e. the term of the share options (due to the assumption of early exercise by employees in case of resignation, retirement, etc.) and the historical volatility is based on the price fluctuation in the last 2-3 years (i.e. expected tenor).

For warrants, full tenor (i.e. 5 years) is used (since the warrants are exercisable before expiry date, and therefore no expected tenor should be applied in that case) and the historical volatility for warrants are calculated based on the past 5 years weekly data (i.e. full tenor). Thus a longer period of price data is used to compute the volatility of warrants. Since the stock price of the Company was more volatile a few years ago (it also involved stock split/consolidation), the longer the tenor adopted, the higher volatility observed.

This explains why the volatility for the valuation of share options and warrants is different. All the volatilities used are the actual historical volatility of the Company and the volatility of each grant date may vary due to the daily/weekly stock price fluctuation of the Company.

Please find the attached Exhibit 61 for quantify the impact we had used similar volatility rates for each of the grant dates using the range of actual volatility rates used in the Black-Scholes option pricing models.

We hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your prompt attention to this response letter would be greatly appreciated.  Should you have any questions concerning any of the foregoing please contact Mr Eric Doering, Esq. our U.S. legal counsel at (212) 407-4214.

Sincerely,

Gulf Resources, Inc.

By : /s/ Xiaobin Liu
Name:  Xiaobin Liu
Title:   Chief Executive Officer

c.c. Mitchell S. Nussbaum, Esq.

       Eric Doering, Esq.

Exhibit 13

Brief of Shouguang Municipal Bromine Association

Author: admin
Source: Shouguang Municipal Bromine Association (“Association”)
Last update: December, 8, 2010

Recently, the Association has conducted a survey of the underground brine resources in Shouguang and its neighborhoods, and evaluated the current status of the development and utilization of the brine resources, so as to provide a scientific basis for our city’s rational development of brine resources and organization of the bromine production.

Brine is a type of liquid mineral containing more than 5% of salt content.  There are abundant underground brine resources distributed in Shouguang and its neighborhoods.  According to the burial depth of the mineral, it is divided into shallow-layer brine (<100 meters of burial depth), middle-layer brine (100-400 meters of burial depth) and deep-layer brine (>400 meters of burial depth).  Underground brine contains not only sodium chloride of relatively high concentration but also bromine, potassium, boron, magnesium, iodine, strontium, lithium and other chemical elements.

The shallow-layer brine in Shouguang and its neighborhoods primarily occurs in the quaternary marine alluviation and marine deposits along the southern shore of the Bohai Bay.  The Association has organized relevant experts to conduct multiple ways of comprehensive analysis, including paleogeographic environment analysis, use of past prospecting materials as the basis, and survey for the purpose of locating hydrogeological resources, thereby concluded that the minable brine resources in Shouguang and its neighborhoods is estimated to total 9 billion cubic meters.  According to the current mining speed, the production life of the brine resources in Shouguang and its neighborhoods is 50 years or so, which means that there are abundant brine resources in Shouguang.  In addition, the intertidal zone brine supply resources are not to be overlooked.  Given the growth speed of 10。Be' of 16 x104 per square kilometers per year, the supply resources of thinly-buried brine in tidal flat zones are sufficient.

Under the existing economic and technical conditions, shallow-layer underground brine resources are regarded as the main mining layers, while the deep-layer brine resources are yet to be developed and used and have great potential of development.  The main development and utilization method for shallow-layer underground brine resources is to extract bromine first, followed by drying to make crude salt, thus enabling co-generation of bromine-salt, and to ensure the comprehensive development and utilization of the resources, and ended with the deep processing of bromine series products.

Shouguang Municipal Bromine Association
December 8, 2010
Published on http://www.sgxsxh.com/newshow.asp?id=549

Exhibit 46-A

Resume

Name: Shitong Jiang

Gender : Male

Place of Birth: Shouguang City , Shandong Province, PRC

Education:  graduated from Shangdong Finance and Economics University with a bachelors' degree.

Working Experiences:

•	Since 1990, Mr. Jiang has served as Section Chief of the Financial Department, Vice Section Chief of the Finance and Economics Department, and auditor of Shouguang Audit Bureau in Shandong.

•	He also held the position of Coach of Shouguang Audit Bureau in Shandong between 2002 and 2005.

•	Between 2001 and 2004, he served as independent director of Shandong Morischemical Co., Ltd.

Exhibit 46-B

Resume

Name: Yang Zou

Gender: Male

Date of Birth: February, 1971

Major: Accounting& Finance

Education:  Bachelor of Finance, Beijing University

Qualification Certificate: CPA (China), CIA

Home Address: Building No.20, West Area, Courtyard 8, Yiguangsi, Haidian District, Beijing City , China

Working Experiences:

September 2009- Current: Beijing zhongping Jianhua Hao Certified Public Accountants Co.,Ltd.
Auditing Project Leader

March 2003- September 2009:  Bohua Ziguang Properties Co., Ltd.
Chief Financial Officer

July 2001- January 2003:  Beijing Hengji Weiye Electricity Products Co., Ltd.
Manager in Auditing Department.
This Department has three major functions: internal audit, Financial Forecasting , Cooperation Work for External Auditing.

September 1993- June 1999:  Hainan Zhongou Certified Public Accountants Co.,Ltd.
Assistant Auditor, Auditor and Auditing Project Manager

July 1991- August 1993: Department Store In Hunan Province (State-owned commercial and wholesale enterprises )
Accountant in Accounting Department

Exhibit 61

Volatility Rates

		Calculation check on appraiser's calculation
		Lot 1	Lot 2	Lot 3	Lot 4	Warrants
GRANT DATE		02 Mar 2011	29 Mar 2011	29 Mar 2011	29 Mar 2011	15 Feb 2011
Exercisable date		02 Mar 2011	29 Mar 2011	29 Mar 2012	29 Mar 2013	15 Feb 2016
# SHARES		12,500	818,000	818,000	218,000	50,000

		Fair value per option				Fair value per warrant
		Lot 1	Lot 2	Lot 3	Lot 4
Actual volatility rate	64.50%	2.83	N/A	N/A	N/A	N/A
	77.22%	N/A	3.24	N/A	N/A	N/A
	94.36%	N/A	N/A	3.95	N/A	N/A
	118.84%	N/A	N/A	N/A	4.88	N/A
	193.42%	N/A	N/A	N/A	N/A	9.03

Same volatility rate (including warrants)	109.67%	4.57	4.04	4.33	4.66	7.10
<For reference only>
		(1.74)	(0.79)	(0.38)	0.21	1.94

Same volatility rate (excluding warrants)	88.73%	3.79	3.53	3.81	4.11	6.07
<For reference only>
		(0.97)	(0.29)	0.15	0.76	2.97